# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Business Travel Group, Inc., CIK 0001820872
CUSIP: 37890B100
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Address of issuer's principal executive offices: 666 THIRD AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 09/29/2026
Amends the filing with accession number 0001441449-25-000008
Filed by CIK 0001441449
Persons authorized to receive notices and communications: Qatar Investment Authority, Ooredoo Tower (Building 14), Al Dafna St, 801 Al Dafna Zone 61, Doha, Qatar (S3), 23224, 0097444990696

## Reporting persons
- Qatar Investment Authority (CIK 0001441449): type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Name of issuer: Global Business Travel Group, Inc.
Address of issuer's principal executive offices: 666 THIRD AVENUE, NEW YORK, New York (NY), 10017
Comment: This Amendment No. 3 to the Schedule 13D (the "Amendment No. 3") amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025 (the "Schedule 13D"), as amended by Amendment No. 1, dated May 4, 2026 (the "Amendment No. 1") and Amendment No. 2, dated June 29, 2026 (the "Amendment No. 2"). Except as amended and supplemented by the Amendment No. 1, the Amendment No. 2 and the Amendment No. 3, the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented and amended to add the following information:

On September 29, 2026, the Issuer, Gaia Purchaser, Inc., a Delaware corporation ("Parent"), and Gaia Merger Sub, Inc., a Delaware corporation ("Merger Sub"), completed the previously announced transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 2, 2026 (the "Merger Agreement"), by and among the Issuer, Parent and Merger Sub. Upon the consummation of the transactions contemplated by the Merger Agreement (and on the terms and subject to the conditions set forth therein), among other things, (a) Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as the surviving corporation and as a wholly-owned subsidiary of Parent, (b) upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Class A common stock, par value $0.0001 per share, of the Company ("Company Common Stock") issued and outstanding as of immediately prior to the Effective Time (other than shares excluded or treated as set forth in the Merger Agreement) was automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $9.50, without interest thereon and (c) the Rollover Shares (as defined in that certain Rollover Agreement, dated as of June 27, 2026 (the "Rollover Agreement"), by and between QIA Retail Holding LLC ("QIA Retail"), a Qatar limited liability company and a wholly-owned subsidiary of the Reporting Person, and Gaia Purchaser Parent, LLC, a Delaware limited liability company ("Topco"), an indirect parent company of Parent), issued and outstanding immediately prior to the Effective Time were cancelled and, pursuant to the Rollover Agreement, QIA Retail was entitled to receive shares of the common stock of Topco in respect thereof.

Prior to the Closing, QIA Retail held an aggregate amount of 87,659,000 shares of Company Common Stock, of which (x) immediately prior to the Effective Time, 31,278,962 shares of such Company Common Stock were contributed, transferred and assigned to Topco in accordance with the Rollover Agreement, and (y) at the Effective Time, the remaining 56,380,038 shares were each automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $9.50 in accordance with the Merger Agreement.

As a result of the Merger and the transactions contemplated by the Rollover Agreement, the Reporting Person ceased to beneficially own any shares of Company Common Stock.

The Voting and Support Agreement, dated as of May 3, 2026, entered into by and among QIA Retail, the Issuer, Parent, and Merger Sub, terminated automatically upon consummation of the Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented and amended as follows:

As a result of the consummation of the Merger and the transactions contemplated by the Rollover Agreement, as described in Item 4, the Reporting Person ceased to beneficially own any shares of Company Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference Item 4 of this Amendment No. 3.

## Signatures
- Qatar Investment Authority: /s/ Mohammed Fahad Al Khulaifi, Mohammed Fahad Al Khulaifi / Head of Compliance (09/29/2026)